UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

General Motors Company

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title and Class of Securities)

37045V100

(CUSIP Number)

Motors Liquidation Company GUC Trust

c/o Wilmington Trust Company, as Trust administrator and trustee

Attn: David A. Vanaskey Jr., Vice President

Rodney Square North

1100 North Market Street

Wilmington, Delaware 19890-1615

(302) 636-6019

with copies to:

James J. Moloney

David C. Lee

Gibson, Dunn & Crutcher LLP

3161 Michelson Drive, Suite 1200

Irvine, California 92612

(949) 451-4343

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 21, 2011

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37045V100	Schedule 13D	Page 2 of 6 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Motors Liquidation Company GUC Trust
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0 (See Items 4 and 5)
	(8)	Shared Voting Power 0 (See Items 4 and 5)
	(9)	Sole Dispositive Power 0 (See Items 4 and 5)
	(10)	Shared Dispositive Power 103,923,989 (See Items 4 and 5)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 103,923,989
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 6.4% (See Item 5)
(14)	Type of Reporting Person (See Instructions): OO

CUSIP No. 37045V100	Schedule 13D	Page 3 of 6 Pages

(1)

Name of Reporting Persons:

I.R.S. Identification No. of Above Persons (entities only):

Wilmington Trust Company, not in its individual capacity, but solely as Trust administrator and trustee of the Motors Liquidation Company GUC Trust.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0 (See Items 4 and 5)
	(8)	Shared Voting Power 0 (See Items 4 and 5)
	(9)	Sole Dispositive Power 0 (See Items 4 and 5)
	(10)	Shared Dispositive Power 103,923,989 (See Items 4 and 5)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 103,923,989
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 6.4% (See Item 5)
(14)	Type of Reporting Person (See Instructions): BK/HC

CUSIP No. 37045V100	Schedule 13D	Page 4 of 6 Pages

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on April 12, 2011 (the “Schedule 13D”). Except as set forth in this Amendment, the Schedule 13D remains unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented by adding the following after the last paragraph thereof:

On April 21, 2011, pursuant to the Plan and the GUC Trust Agreement, the Trust directed MLC to make an initial distribution (the “Initial Distribution”) of (i) 113,123,717 shares of Common Stock; (ii) Warrants to purchase 102,839,782 shares of Common Stock at an exercise price of $10.00 per share; and (iii) Warrants to purchase 102,839,782 shares of Common Stock at an exercise price of $18.33 per share to holders of Allowed General Unsecured Claims. Holders of Allowed General Unsecured claims will retain the contingent right to receive, on a pro rata basis, additional shares and warrants if and to the extent that such shares and warrants are not required for the payment of administrative costs of the Trust or the satisfaction of disputed general unsecured claims which are subsequently allowed.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

(a)	The Trust and the Trust Administrator may be deemed the beneficial owners of 103,923,989 shares of the New GM Securities within the meaning of Section 13(d) of the Securities Exchange Act of 1934. This is based on the Trust’s and Trust Administrator’s power to direct the disposition of (i) 36,876,283 shares of Common Stock; (ii) Warrants to purchase 33,523,853 shares of Common Stock at an exercise price of $10.00 per share; and (iii) Warrants to purchase 33,523,853 shares of Common Stock at an exercise price of $18.33 per share. On April 21, 2011, the Trust distributed 113,123,717 shares of Common Stock to holders of Allowed General Unsecured Claims. Based on a total of 1,627,790,765 shares of Common Stock (which is the sum of the 1,560,743,059 shares of Common Stock outstanding as of February 15, 2011 as reported in New GM’s Annual Report on Form 10-K filed with the SEC on March 1, 2011 and 67,047,706 shares of Common Stock that would be required to be issued pursuant to the exercise of the Warrants), the Trust and the Trust Administrator may be deemed the beneficial owners of 6.4% of the outstanding shares of Common Stock.

(b)	Until the dissolution of the Debtors, the Trust is obligated to distribute all New GM Securities received from MLC within thirty (30) days of receipt thereof, and the Trust therefore intends to only request the amount of New GM Securities necessary to make immediately forthcoming distributions pursuant to the Plan and the GUC Trust Agreement. The Trust, through the Trust Administrator, has the power, subject to the Plan and the GUC Trust Agreement, to direct the disposition of the New GM Securities held by MLC on behalf of the Trust. Neither the Trust nor the Trust Administrator has sole or shared power to vote or direct the voting of the New GM Securities because the Trust is required by the terms of the GUC Trust Agreement to vote the New GM Securities in the same manner and proportion as all other relevant securities of the same class(es) are voted.

CUSIP No. 37045V100	Schedule 13D	Page 5 of 6 Pages

Reporting Person	Number of Shares With Sole Voting or Dispositive Power	Number of Shares With Shared Dispositive Power	Number of Shares With Shared Voting Power	Aggregate Number of Shares Beneficially Owned[1]	Percentage of Class Beneficially Owned

Motors Liquidation Company GUC Trust	0	103,923,989	0	103,923,989	6.4%

Wilmington Trust Company, as Trust Administrator	0	103,923,989	0	103,923,989	6.4%

(c)	The following table sets forth all transactions with respect to shares of Common Stock effected during the past 60 days by any of the Reporting Persons. The March 31, 2011 acquisition was effected by the execution of the GUC Trust Agreement and the effectiveness of the Plan, as described in Items 3, 4 and 5. The April 21, 2011 disposition was effected by the Initial Distribution, as described in Item 4.

Reporting Person	Date of Transaction	Amount of Securities Acquired or (Disposed)	Price per Share
Motors Liquidation Company GUC Trust	March 31, 2011	422,727,270	N/A
Wilmington Trust Company, as Trust Administrator	March 31, 2011	422,727,270	N/A
Motors Liquidation Company GUC Trust	April 21, 2011	(318,803,281)	N/A
Wilmington Trust Company, as Trust Administrator	April 21, 2011	(318,803,281)	N/A

(d)	Not applicable.
(e)	Not applicable.

[1]	The undetermined number of shares over which neither the Trust nor the Trust Administrator had dispositive or voting power that were disclosed in Footnote 2 to Item 5 of the Schedule 13D were transferred from MLC to the another trust formed under the Plan that is unaffiliated with the Trust and the Trust Administrator. Thus, those shares are no longer reflected in these figures.

CUSIP No. 37045V100	Schedule 13D	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete and correct.

Dated as of April 21, 2011
MOTORS LIQUIDATION COMPANY GUC TRUST
By: Wilmington Trust Company, not in its individual capacity, but solely as trust administrator and trustee

	By:	/s/ David A. Vanaskey, Jr.
	Name:	David A. Vanaskey, Jr.
	Title:	Vice President of Wilmington Trust Company

WILMINGTON TRUST COMPANY, not in its individual capacity, but solely as trust administrator and trustee

	By:	/s/ David A. Vanaskey, Jr.

	Name:	David A. Vanaskey, Jr.
	Title:	Vice President of Wilmington Trust Company